FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: May 11, 2004	James A. Ryan Chief Financial Officer

NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

BETFAIR’S ONLINE POKER SITE GOES LIVE
POWERED BY CRYPTOLOGIC-DEVELOPED SOFTWARE
World’s largest betting exchange using CryptoLogic to capitalize on the huge popularity of online poker

May 11, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today that Betfair, the world’s largest online betting exchange, has launched its new Internet poker site (www.betfairpoker.com), using software licensed from CryptoLogic subsidiary, WagerLogic Limited. Betfair becomes the eighth leading gaming brand to use CryptoLogic for its expansion into online poker, one of the fastest growing gaming markets on the Internet.

“It’s exciting for CryptoLogic to work with the top global brands in gaming to capitalize on the spectacular growth of Internet poker,” said Lewis Rose, CryptoLogic’s President and CEO. “Betfair’s entry into player-to-player online poker promises excellent synergies with its core person-to-person betting exchange business, and positions us well for increased market share, particularly in the UK and Europe.”

Online poker continues to enjoy exceptional popularity around the world, having experienced ten-fold growth in the past year to account for more than 15% of the $5.7 billion global online gaming market. Poker has quickly become a favorite with Internet users, attracting an increasing number of both casual players and seasoned professionals. CryptoLogic is capitalizing on this growth with one of the most comprehensive and proven poker products on the market.

“Betfair is the clear leader in the global sports betting exchange market, and we’re taking our brand to new places with CryptoLogic’s innovative online poker software,” said Steve Ives, a Director of Betfair Poker. “Betfair aims to create the best integrated poker platform on the Internet, and by partnering with CryptoLogic, we are confident of rapidly establishing ourselves as a leader in this high growth market.”

“Betfair marks the latest in a series of premier gaming organizations that are using our poker solution to gain quick entry into this large game arena, and offer their players the excitement of live online poker action,” added Antony Demetriades, General Manager of WagerLogic.

CryptoLogic’s newest interactive poker version features No Limit/Pot Limit games and multi-table tournaments — a huge marketing draw for Internet poker players. Expanded tournament options offer licensees the opportunity to hold freeroll tournaments, where players get a free chance to win big prizes. Other features include increased game speed, easier-to-use screens, new and improved chat, and an enhanced game log that gives players an interactive view of their previous hands. The result is a safe, secure and entertaining gaming experience that is attracting new players from all over the world.

Tel (416) 545-1455     Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

About Betfair (www.betfair.com)
Founded in June 2000 and located and licensed in the United Kingdom, Betfair is the world’s largest online betting exchange retaining an estimated 85% share of this growing multi-billion market. A betting exchange allows customers to bet at prices set by themselves, rather than having to accept prices dictated to them by the wagering operator. Using sophisticated technology modeled on the New York Stock Exchange, Betfair accepts bets placed by individuals on a wide range of sports, horse racing, entertainment and financial events, and immediately offsets them against counter-orders from other customers.

With turnover exceeding £50 million per week, Betfair has over 200,000 registered users from more than 85 countries worldwide, and processes more transactions per day than the London Stock Exchange. The company’s founders were jointly voted Ernst & Young Emerging Entrepreneur of the Year 2002. Betfair was awarded the Queen’s Award for Enterprise, in the Innovation Category for 2003.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the largest public online gaming software company serving the global Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the Nasdaq National Market (symbol: CRYP) and the London Stock Exchange (symbol: CRP).

For more information, please contact:
CryptoLogic, (416) 545-1455
Nancy Chan-Palmateer, Director of Communications
Jim Ryan, Chief Financial Officer

Betfair.com + 44 20 8834 8222
Caspar Hill, UK PR Manager
poker@betfair.com	Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.